Exhibit 19.1
CELANESE CORPORATION
INSIDER TRADING POLICY AND PROCEDURES
As amended July 20, 2023
1.0 Purpose
This policy provides guidelines with respect to transactions in securities of Celanese Corporation (together with its subsidiaries, the "Company") and the handling of material, nonpublic information (as defined below) about the Company and other companies with which the Company may do business. This policy is intended to promote compliance with applicable U.S. securities laws and avoid situations that could damage the Company's reputation.
2.0 Scope
This policy applies to all directors, officers and employees of the Company. The Company may also determine that other persons should be subject to this policy, such as contractors and consultants, who have access to material, nonpublic information about the Company (such persons, together with directors, officers and employees, "Covered Persons"). This policy also applies to family members who reside with Covered Persons, anyone else who lives in their household and any family members who do not live in their household but whose transactions in Company Securities (as defined below) are directed by them or are subject to their influence or control ("Family Members"), as well as corporations or other business entities controlled, influenced or managed by them or their Family Members, and trusts for which such persons are a trustee or in which they have a beneficial or pecuniary interest ("Controlled Entities" and together with Covered Persons and Family Members, "Insider(s)"). This policy relates to securities issued by the Company or its subsidiaries ("Company Securities") including outstanding common stock and notes, as well as any other type of securities that the Company or its subsidiaries may issue and derivative securities related to such securities and, in certain circumstances, securities of other companies with which we do business, such as a customer or supplier of the Company, or that is involved in a transaction or possible transaction with the Company.
Additional restrictions under this policy apply to Section 16 Persons and Restricted Persons as defined and provided below.
3.0 Administration and Changes
The Deputy General Counsel, SEC/Finance and, in his or her absence, another attorney designated by the General Counsel ("SEC Counsel"), shall be responsible for administration and periodic review of this policy. All determinations and interpretations by SEC Counsel shall be final and not subject to further review.
The Chief Executive Officer, the Chief Financial Officer and the General Counsel may authorize changes to this policy, provided that those changes are consistent with this policy and applicable securities laws. All material changes to this policy must be approved by the Board of Directors of the Company.
4.0 Assistance
If any person has questions regarding this policy, whether general or specific, he or she is encouraged to contact the SEC Counsel's office. If any person is unsure whether the information he or she possesses is material and/or nonpublic, he or she should consult the SEC Counsel's office for guidance before trading in Company Securities. Training materials are available at one.celanese.com to further explain this policy and applicable securities laws.
5.0 General Policy
It is the policy of the Company to prohibit the unauthorized disclosure of nonpublic information acquired in the work-place and the misuse of material, nonpublic information in securities trading. Any Insider who possesses material, nonpublic information regarding the Company is restricted by this policy until such the information is publicly disclosed by the Company or is no longer material.
6.0 Specific Policies

6.1 Nondisclosure of Material, Nonpublic Information
6.1.1 All nonpublic information concerning the Company and its affairs is and remains the property of the Company.
6.1.2 It is against the Company's policy for any Insider to disclose material, nonpublic information to persons within the Company whose job or responsibilities do not require them to have that information or to provide that information to other persons outside of the Company (i.e., "tip") such as family, friends, business associates, consulting firms, analysts, individual investors, members of the investment community or news media, or any expert-networking firm or its employees, members or consultants, unless any such disclosure is made in accordance with the Company's policies regarding the protection or authorized external disclosure of Company information. If a Covered Person provides material, nonpublic information to another person (including, for example, a Family Member or a broker) and that person then trades in Company Securities, both that person and the Covered Person may be held liable. Persons with whom an Insider has a history, pattern or practice of sharing confidences—such as family members, close friends and financial and personal counselors—may be presumed to act on the basis of information known to the Insider; therefore, special care should be taken so that material, nonpublic information is not disclosed to such persons. This policy also applies to material, nonpublic information concerning other companies with which we do business, such as a customer or supplier of the Company, or that is involved in a transaction or possible transaction with the Company, obtained as a result of the Insider's relationship with the Company or from any expert-networking firm or its employees, members or consultants.
6.1.3 If any Insider inadvertently discloses material, nonpublic information he or she must immediately report the same to the General Counsel. The General Counsel will, in consultation with SEC Counsel, senior management, investor relations personnel and other appropriate persons or departments, determine whether and to what extent action is required in response thereto.
6.1.4 All inquiries to Insiders that are not authorized to speak on behalf of the Company from any persons who may seek information with regard to the Company or its businesses or activities must be directed to the Vice President of Investor Relations. If the person making the inquiry inappropriately persists, Insiders should simply state that they are not at liberty to discuss that information and then contact the Chief Financial Officer or the Vice President of Investor Relations promptly and inform him or her of the name of the person making the inquiry and the nature of the inquiry.
6.1.5 "Nonpublic" information includes any information concerning a company or its subsidiaries or their affairs (extending to customers, suppliers and business transactions) that has not been widely disseminated to the public through major news wire services, national or financial news services, or a filing with the Securities and Exchange Commission. We consider information to be widely disseminated only when two full trading days have lapsed since its public disclosure. The fact that rumors, speculation, or statements attributed to unidentified sources are public is insufficient to be considered widely disseminated even when the information is accurate. Information is considered "material" if a reasonable investor would be likely to take the information into account when deciding whether to buy, sell, hold, or vote securities. Any information that could be expected to affect the price of securities, whether it is positive or negative, should be considered material. There is no bright-line standard for assessing materiality; rather, materiality is based on an assessment of all of the facts and circumstances, and is often evaluated by enforcement authorities with the benefit of hindsight. While it is not possible to define all categories of material information, some categories of information that could depending on their significance be regarded as material include information relating to sales, earnings, corporate developments, new products, research projects, impairments, layoffs, acquisitions, divestitures, financings, joint ventures, threatened or actual litigation, liquidity problems, significant interruptions of business, significant environmental incidents, significant cybersecurity incidents, changes in debt ratings, changes in executive management, auditors, or the board, changes in dividend policy, declaration of a stock split, and the proposed or contemplated issuance, redemption, or announcement regarding planned repurchase of securities.
6.2 Trading Restrictions
6.2.1 It is unlawful, both civilly and criminally, and against this policy, for any Insider to purchase or sell, gift, or otherwise trade or provide advice concerning (or otherwise recommend the purchase or sale of) Company Securities or any securities of any other company with which the Company does business, such as a customer or supplier of the Company, or that is involved in a transaction or possible transaction with the Company, while in possession of material, nonpublic information concerning the Company or such other entity, as applicable. Any such person must refrain from trading until the information has been publicly disseminated or is no longer material. The mere fact that an Insider is aware of material, nonpublic information is a bar to trading. It is no excuse that such person's reasons for trading were not based on the material, nonpublic information or are based on personal financial need.
6.2.2 Insiders who are required to make filings with the SEC pursuant to Section 16 of the Securities Exchange Act of 1934 due to their status as directors or officers of the Company ("Section 16 Persons") and certain other Covered Persons designated from time to time by SEC Counsel (as notified by SEC Counsel) (together with Section 16 Persons, "Restricted Persons"), will be permitted to transact in Company Securities only during the period beginning at the close of regular trading on the New York Stock Exchange (the "NYSE") on the second full trading day following the Company's widespread, public release of quarterly or year-end earnings, or, at the sole discretion of SEC Counsel, on the second full trading day following the date the Company's Form 10-Q or Form 10-K is filed, and ending at the close of trading on the NYSE on the last trading day that is two weeks before the end of the fiscal quarter in which that release occurs (such period called a "Trading Window"). If a Trading Window expires on a weekend or holiday, the period shall not be extended to the next trading day. Restricted Persons subject to this Section 6.2.2 shall not be permitted to purchase or sell Company Securities at any times other than during Trading Windows, subject to the limitation described in the next paragraph (in each case, except for purchases or sales pursuant to a plan meeting the requirements of Rule 10b5-1 of the Securities Exchange Act of 1934 ("10b5-1 Plan") and "Guidelines for 10b5-1 Plans" set forth in Appendix A below that has been pre-approved by SEC Counsel).
From time to time, an event may occur or an event may be under consideration that is material to the Company but has not been publicly disclosed. So long as the event remains (in the judgment of SEC Counsel) material and nonpublic, persons designated by SEC Counsel may not trade Company Securities, even during a Trading Window. In addition, the Company's financial results may be sufficiently material in a particular fiscal quarter that, in the judgment of SEC Counsel, some or all Insiders should refrain from trading in Company Securities even during the Trading Window described above. In either situation, SEC Counsel may notify certain Insiders that they should not trade in the Company's Securities, without disclosing the reason for the restriction. Such a period is called a "Special Blackout Period." The existence of a Special Blackout Period should not be communicated to any other person. In addition, during a Special Blackout Period you may not tip information or advise others to trade in Company Securities, except to advise your Family Members and Controlled Entities not to trade.
6.2.3 Regardless of whether a trade would occur during the Trading Window, certain Restricted Persons designated from time to time by SEC Counsel (as notified by SEC Counsel) and all Section 16 Persons must pre-clear all proposed transactions (either private or public transactions) with SEC Counsel (or, in the case of the SEC Counsel, the General Counsel). Any pre-clearance shall be initiated by contacting SEC Counsel at least two trading days before a proposed transaction is to take place. Each pre-clearance request shall be accompanied by a certification by the individual to SEC Counsel that (i) he or she is not in possession of material, nonpublic information concerning the Company or the Company Securities, (ii) if a Section 16 Person, he or she has not engaged in an opposite way transaction during the prior six months that could expose him or her to liability under Section 16, and (iii) if applicable, the proposed transaction has been registered or complies with an applicable exemption under the Securities Act of 1933, as amended, such as those found under Rule 144. If a transaction is approved, the transaction must be executed by the end of the fifth full trading day after the approval is obtained, but regardless may not be executed if the individual acquires material, nonpublic information concerning the Company during that time. If a transaction is not completed within the period described above, the transaction must be approved again by the SEC Counsel before it may be executed.
The above pre-clearance requirement may also be satisfied by obtaining the approval of SEC Counsel of a 10b5-1 Plan. To be eligible for approval, the 10b5-1 Plan must be adopted and approved at a time when the Trading Window is open, there is no applicable Special Blackout Period in effect, and the relevant person does not otherwise possess material, nonpublic information and conform to certain requirements as described Appendix A, "Guidelines for 10b5-1 Plans". Any Section 16 Person (and/or their Family Members and Controlled Entities) entering into a 10b5-1 Plan will be required to execute a certain certification relating to the 10b5-1 Plan, and the material terms of the 10b5-1 Plan, other than with respect to price, will be required to be disclosed in the Company's periodic report for the quarter in which the 10b5-1 Plan is adopted, amended, or terminated. Certain restrictions on overlapping and single-trade plans also apply. Once a 10b5-1 Plan has been approved, any transactions effected pursuant thereto will not be subject to the pre-clearance requirement. Changes to an approved 10b5-1 Plan, or the termination of an approved 10b5-1 Plan, are strongly discouraged and must also be approved by SEC Counsel.
6.2.4 From time to time, the Company may engage in transactions in its own securities. It is the Company's policy to comply with all applicable securities and state laws (including appropriate approvals by the Board of Directors or appropriate committee, if required) when engaging in transactions in Company Securities. It is the Company's policy to pause repurchases in its own securities on the day of a sale by a Section 16 Person. The Company will not pre-clear transactions within five trading days of an announcement regarding planned repurchase of securities.
6.2.5 For the purposes of this policy, references to "trading," "transacting" and "transactions" include, among other things:
(a) purchases and sales of Company Securities;
(b) sales of Company Securities obtained through the exercise of employee stock options granted by the Company, including via broker-assisted cash exercise;
(c) making gifts of Company Securities;
(d) using Company Securities to secure a loan which is prohibited for Section 16 Persons described below in Section 6.3.3); and
(e) exercise of a stock option by a Section 16 Person, which shall be subject to the Trading Windows and the pre-clearance procedures described above.
6.2.6 Except as specifically noted above or below, this policy does not apply to:
(a) the vesting of restricted stock or restricted stock units, or the exercise of a tax withholding right pursuant to which a Covered Person elects to have the Company withhold shares of stock to satisfy tax withholding requirements upon the vesting of any restricted stock or stock unit (but, as noted above, the policy does apply to any market sale of restricted stock or shares acquired from the vesting of stock units or the exercise of stock options by any Covered Person);
(b) purchases of Company Securities in a 401(k) plan resulting from an employee's periodic contribution of money to the plan pursuant to their payroll deduction election (provided that the policy does apply to certain elections an employee may make under the 401(k) plan, including to increase or decrease the percentage of periodic contributions that will be allocated to the Company stock fund, an election to make an intra-plan transfer of an existing account balance into or out of the Company stock fund, an election to borrow money against the 401(k) plan account if the loan will result in a liquidation of some or all of the Company stock fund balance, and an election to pre-pay a plan loan if the pre-payment will result in allocation of loan proceeds to the Company stock fund);
(c) purchases of Company Securities in an employee stock purchase plan resulting from an employee's periodic contribution of money to the plan pursuant to the election made at the time of enrollment in the plan (or purchases of Company Securities resulting from lump sum contributions to the plan, provided that an employee elected to participate by lump sum payment at the beginning of the applicable enrollment period), including regularly scheduled contributions to a Company-sponsored plan (provided that the policy does apply to an election to participate in the plan for any enrollment period, and to sales of Company Securities purchased pursuant to the plan (including intra-plan transfers into or out of, and withdrawals from, the Celanese Common Stock account in that plan));
(d) purchases of Company Securities under dividend reinvestment plans resulting from an employee's reinvestment of dividends paid on Company Securities (provided that the policy does apply to voluntary purchases of Company Securities resulting from additional contributions the employee chooses to make to the dividend reinvestment plan, to an election to participate in the plan or increase the level of plan participation, and to the sale of any Company Securities purchased pursuant to the plan);
(e) the exercise of stock options for cash or the delivery of previously owned Company stock, or the withholding of shares of stock to satisfy tax withholding requirements on the exercise of a stock option (but, as noted above, the policy does apply to any exercise of a stock option by a Section 16 Person);

(f) transferring shares to an entity that does not involve a change in the beneficial ownership of the shares (for example, transferring shares from one brokerage account to another brokerage that you control);
(g) sales of Company Securities as a selling shareholder in a registered public offering, including a "synthetic secondary" offering, in accordance with applicable securities laws; and
(h) any other purchase of Company Securities from the Company or sales of Company Securities to the Company.
Notwithstanding anything to the contrary contained in this policy, any restriction that would be impermissible by the Company under its 401(k) savings plan pursuant to the Employee Retirement Income Security Act of 1974 (ERISA) shall be deemed null and void.
6.3 Special and Prohibited Transactions
6.3.1 Any Section 16 Person who purchases Company Securities in the open market may not sell any Company Securities of the same class in the open market during the six months following the purchase (or vice versa).
6.3.2 Short sales of Company Securities by Section 16 Persons are prohibited by this policy.
6.3.3 Extended "good 'til cancelled" and similar orders are prohibited by this policy. Purchases of Company Securities on margin or holding Company Securities in margin accounts, and pledges of or the placing of other encumbrances on Company Securities, such as pledging Company Securities as collateral for a loan, by Section 16 Persons and certain other Insiders designated from time to time by SEC Counsel (as notified by SEC Counsel), are prohibited by this policy.
6.3.4 Hedging or monetization transactions can be accomplished through a number of possible mechanisms, including through the use of financial instruments or derivative contracts such as put options, call options, forward sale contracts, prepaid variable forward contracts, equity swaps, collars and exchange funds. Such hedging transactions may permit an Insider to continue to own Company Securities obtained through employee benefit or equity plans or otherwise, but without the full risks and rewards of ownership. When that occurs, the Covered Person may no longer have the same objectives as the Company's other shareholders. All Insiders are prohibited from engaging in any transactions, acquiring any financial instrument, or entering into any derivative contract, directly or indirectly (including, without limitation, through any designee), that hedges or offsets, or is designed to hedge or offset, any decrease in the market value of Company Securities held directly or indirectly by an Insider.
6.4 Violations
Any individual's violation of the letter or spirit of this policy may subject the individual to Company-imposed sanctions, including discharge and/or legal proceedings, whether or not the individual's failure to comply results in a violation of law.
6.5 Post-Termination Transactions
This policy continues to apply to transactions in Company Securities even after termination of service or relationship with the Company. If an Insider is in possession of material, nonpublic information when his or her service or relationship terminates, that Insider may not trade in Company Securities until that information has become public or is no longer material. The pre-clearance procedures above, however, will cease to apply to transactions in Company Securities upon the opening of the Trading Window and, if applicable, expiration of any Special Blackout Period or other Company-imposed trading restrictions applicable at the time of the termination of service or relationship.
7.0 Annual Certification
All Covered Persons will be required to certify their understanding of and intent to comply with this policy at least annually.

Appendix A
Guidelines for 10b5-1 Plans
Rule 10b5-1 under the Securities Exchange Act of 1934, as amended (the "Exchange Act") provides an affirmative defense from insider trading liability. In order to be eligible to rely on this defense, Insiders must enter into a 10b5-1 Plan for transactions in Company Securities that meets certain conditions specified in the Rule 10b5-1. Capitalized terms used in these guidelines without definition have the meaning set forth in the Company's Insider Trading Policies and Procedures (the "Policy").
These guidelines are in addition to, and not in lieu of, the requirements and conditions of Rule 10b5-1. The SEC Counsel will interpret and administer these guidelines for compliance with Rule 10b5-1, the Policy and the requirements below. No personal legal or financial advice is being provided by the legal department regarding any 10b5-1 Plan or proposed trades. Insiders remain ultimately responsible for ensuring that their 10b5-1 Plans and contemplated transactions fully comply with applicable securities laws. It is recommended that Insiders consult with their own attorneys, brokers, or other advisors about any contemplated 10b5-1 Plan. Note that for any Section 16 Person, the Company is required to disclose the material terms of his or her 10b5-1 Plan (and may be required to disclose the material terms of 10b5-1 Plans of Family Members and Controlled Entities of such persons), other than with respect to price, in its periodic report for the quarter in which the 10b5-1 Plan is adopted or terminated or modified (as described below).
1.Pre-Clearance Requirement. The 10b5-1 Plan must be reviewed and approved in advance by the SEC Counsel (or, in the case of the SEC Counsel, by the General Counsel) at least two business days prior to the entry into the plan in accordance with the procedures set forth in the Policy and these guidelines. The Company may require that Insiders use a standardized form of 10b5-1 Plan.
2.Time of Adoption. Subject to pre-clearance requirements described above, the 10b5-1 Plan must be adopted at a time:
•When the Insider is not aware of any material, nonpublic information; and
•When the Trading Window is open, to the extent the Insider is subject to the Trading Windows under the Policy, and there is no applicable Special Blackout Period in effect.
3.Plan Instructions. Any 10b5-1 Plan adopted by any Insider must be in writing, signed, and either:
•specify the amount, price and date of the sales (or purchases) of Company Securities to be effected;
•provide a formula, algorithm or computer program for determining when to sell (or purchase) the Company Securities, the quantity to sell (or purchase) and the price; or
•delegate decision-making authority with regard to these transactions to a broker or other agent without any material, nonpublic information about the Company or the Company Securities.
For the avoidance of doubt, Insiders may not subsequently influence how, when, or whether to effect purchases or sales with respect to the securities subject to an approved and adopted 10b5-1 Plan.
4.No Hedging. Insiders may not have entered into or altered a corresponding or hedging transaction or position with respect to the securities subject to the 10b5-1 Plan and must agree not to enter into any such transaction while the 10b5-1 Plan is in effect.
5.Good Faith Requirements. Insiders must enter into the 10b5-1 Plan in good faith and not as part of a plan or scheme to evade the prohibitions of Rules 10b-5 and 10b5-1 under the Exchange Act. Insiders must act in good faith with respect to the 10b5-1 Plan for the entirety of its duration.
6.Certifications for Section 16 Persons. Section 16 Persons and their Family Members and Controlled Entities that enter into 10b5-1 Plans must certify that they are: (1) not aware of any material, nonpublic information about the Company or the Company Securities; and (2) adopting the 10b5-1 Plan in good faith and not as part of a plan or scheme to evade the prohibitions of Rules 10b-5 and 10b5-1 under the Exchange Act.
7.Cooling Off Periods. The first trade under the 10b5-1 Plan may not occur until the expiration of a cooling-off period as follows:
•For Section 16 Persons (as well as their Family Members and Controlled Entities), the later of (1) two business days following the filing of the Company's Form 10-Q or Form 10-K for the completed fiscal quarter in which the 10b5-1 Plan was adopted and (2) 90 calendar days after adoption of the 10b5-1 Plan; provided, however, that the required cooling-off period shall in no event exceed 120 days.
•For other Insiders, 30 days after adoption of the 10b5-1 Plan.
8.No Overlapping 10b5-1 Plans. An Insider may not enter into overlapping 10b5-1 Plans (subject to certain exceptions). Please consult the SEC Counsel with any questions regarding overlapping 10b5-1 Plans.
9.Single Transaction Plans. An Insider may not enter into more than one 10b5-1 Plan designed to effect the open-market purchase or sale of the total amount of securities as a single transaction during any rolling 12-month period (subject to certain exceptions). A single-transaction plan is "designed to effect" the purchase or sale of securities as a single transaction when the terms of the plan would, for practical purposes, directly or indirectly require execution in a single transaction.
10.Modifications and Terminations. Modifications/amendments and terminations of an existing 10b5-1 Plan are strongly discouraged due to legal risks, and can affect the validity of trades that have taken place under the plan prior to such modification/amendment or termination. Under Rule 10b5-1 and these guidelines, any modification/amendment to the amount, price, or timing of the purchase or sale of the securities underlying the 10b5-1 Plan will be deemed to be a termination of the current 10b5-1 Plan and creation of a new 10b5-1 Plan. If an Insider is considering administerial changes to a 10b5-1 Plan, such as changing the account information, the Insider shall consult with the SEC Counsel in advance to confirm that any such change does not constitute an effective termination of the plan.
As such, the modification/amendment of an existing 10b5-1 Plan must be reviewed and approved in advance by the SEC Counsel in accordance with pre-clearance procedures set forth in the Policy and these guidelines, and will be subject to all the other requirements set forth in Sections 2 - 9 of these guidelines regarding the adoption of a new 10b5-1 Plan.
The termination (other than through an amendment or modification) of an existing 10b5-1 Plan must be reviewed and approved in advance by the SEC Counsel in accordance with pre-clearance procedures set forth in the Policy and these guidelines. Except in limited circumstances, the SEC Counsel will not approve the termination of a 10b5-1 Plan unless:
•The Insider is not aware of any material, nonpublic information; and
•The Trading Window is open, to the extent the Insider is subject to the Trading Windows under the Policy, and there is no applicable Special Blackout Period in effect.